EXHIBIT 99.76

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts are in United States dollars unless stated otherwise)

Wednesday, February 16, 2011

Alamos Gold Provides Ağı Dağı and Kirazlı Exploration Update

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) provides an exploration update for its Ağı Dağı and Kirazlı development stage projects in northwestern Turkey.

In 2010, Alamos drilled over 22,600 metres (“m”) in 148 holes at the Ağı Dağı and Kirazlı projects. The exploration program focused primarily on the collection of engineering data and in-fill drilling designed to upgrade existing in-pit inferred mineral resources to the measured and indicated categories.

The Company plans to issue an updated mineral resource estimate for the Ağı Dağı and Kirazlı projects as part of its 2010 global mineral reserve and resource statement to be released in March 2011.

The Company expects to complete a preliminary feasibility study for the Ağı Dağı and Kirazlı projects at the end of the second quarter of 2011. As part of this study, the Company will update the mineral resource estimate to incorporate additional drill data. The Company also anticipates that it will report mineral reserves at Ağı Dağı and Kirazlı for the first time as part of the preliminary feasibility study.

Ağı Dağı Project

Baba and Delı Zones

In 2010, the Company drilled over 17,200 m in 113 holes in the Baba and Delı deposits, which are identified in Figure 1. The 2010 drilling program initially focussed on collecting representative samples for metallurgical and geotechnical testing. During the third quarter of 2010, exploration activities shifted to in-fill drilling and drill-testing for extensions to known areas of mineralization.

In-fill drilling at Baba and Deli continues to confirm expected grades and thicknesses of mineralized zones, as predicted by the block model, while results from some holes significantly exceed predicted values. In addition, assay results from twins of holes drilled by previous operators continue to exceed historical results. The Company attributes these variations to improved core recovery compared to the results of previous operators. Alamos’ average core recovery in Turkey consistently exceeds 85%, while the average core recovery by previous operators was 71%. The Company expects the improved results to have a positive effect on the mineral resource estimate for the Baba and Delı zones.

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Notable recent assay results include:

• 10-AD-421	23.6 m at 0.89 grams of gold per tonne (“g/t Au”)
• 10-AD-431	80.6 m at 0.78 g/t Au
• 10-AD-433	25.0 m at 1.11 g/t Au
• 10-AD-440	57.9 m at 0.51 g/t Au
• 10-AD-441	58.5 m at 0.73 g/t Au

Recent drilling adjacent and in close proximity to the northern boundary of the main Baba pit presented in the March 2010 preliminary economic assessment (“PEA”) has further delineated and expanded the zones of known mineralization. These zones of mineralization may convert to mineral resources once additional drilling is completed.

Relevant assay results and drill hole collar data are presented in tables 1 and 2, respectively. Drill hole locations from the Ağı Dağı program are presented in figures 2 and 3.

In 2011, the Company plans to drill a minimum of 9,500 m of extension and in-fill drilling at the Delı, Baba, Fire Tower, and Ilhamur zones with the intent of increasing mineral resources at Ağı Dağı.

Çamyurt Zone

The Çamyurt target is identified in Figure 1 and is located 3.5 kilometres southeast of the Baba – Delı mineralized trend. The Company considers Çamyurt to be a separate and standalone zone of economic interest at Ağı Dağı.

In late 2007, previous operators drilled five wide-paced core holes at Çamyurt over a strike length of approximately 700 m, which are summarized in Figure 4. Although all holes had poor core recovery, and one was abandoned during drilling, a significant new discovery had been made. At the time, the Çamyurt zone was open to the southwest, and there appeared to be at least an additional 800 m of untested strike length in favourable rock types for hosting gold mineralization that outcrop at surface. As shown in Figure 4, approximately 500 m of this untested favourable rock type coincides with gold mineralization in soil and rock chip samples.

In the fourth quarter of 2010, Alamos drilled over 1,100 m in six core drill holes at Çamyurt that were intended to confirm the mineralized intercepts encountered by previous operators, demonstrate continuity among existing holes, and to test for mineralized extensions to the zone. The locations of the holes drilled in 2007 and 2010 are presented in figures 4 and 5, respectively.

Notable recent assay results include:

• 10-CYD-09	58.9 m at 1.33 g/t Au
• 10-CYD-11	158.3 m at 0.75 g/t Au

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Holes 10-CYD-09 and 10-CYD-11 were twins of historic holes CYD-01 and CYD-05 drilled by previous operators, respectively. Historic hole CYD-01 was reported as 73.3 m grading 0.65 g/t Au with an average core recovery of 43%, while the new twin hole 10-CYD-09 intersected 58.9 m grading 1.33 g/t Au with a core recovery of 82%. Similarly, historic hole CYD-05 had encountered two shorter and lower grade composites of 4.7 m grading 0.43 g/t Au and 11.3 m grading 0.23 g/t Au with core recoveries of 56% and 68%, respectively. The new twin hole, 10-CYD-11, intersected 158.3 m grading 0.75 g/t Au and had a core recovery of 87%. The Company is very encouraged by the improved results at Çamyurt.

Drill holes 10-CYD-08 and 10-CYD-10 were located in between and in close proximity to historic holes. Drilling results confirmed expected grades and thicknesses of mineralization based upon the work done by prior operators.

Drill holes 10-CYD-06 and 10-CYD-07, which were designed to test for possible southern extensions of the known mineralization at Çamyurt, intersected gold-bearing alteration. Based upon surface mapping and other geologic evidence, the Company believes that the targeted zone was undershot by these drill holes. Additional extension and in-fill drilling will be undertaken to adequately delineate this zone.

Overall, the Company is highly encouraged by the results of the 2010 Çamyurt drill program. The Company intends to drill an additional 10,500 m at Çamyurt in 2011, starting in March provided all required permits are received. The 2011 drill program is intended to demonstrate continuity and extend the strike of the known body of gold mineralization. The Company is targeting to include Çamyurt in its 2011 year-end mineral resource estimate.

Relevant assay results and drill hole collar data are presented in tables 3 and 4, respectively.

Kirazlı Project

Kirazlı Main Zone

In 2010, the Company completed over 4,400 m of drilling in 29 holes at the Kirazlı Main Zone. Similar to the Ağı Dağı program, drilling initially focused on collecting representative samples for metallurgical and geotechnical data before commencing in-fill drilling.

Similar to the Baba and Delı deposits, in-fill drilling at the Kirazlı Main Zone continues to confirm expected grades and thicknesses, as predicted by the block model, while results from some holes significantly exceed predicted values. Additionally, assay results from twins of holes drilled by previous operators continue to generally exceed historical results at the Kirazlı Main Zone.

Notable assay results include:

• 10-KD-120	101.9 m at 1.81 g/t Au
• 10-KD-121	26.8 m at 3.99 g/t Au
• 10-KD-121A	32.7 m at 2.37 g/t Au
• 10-KD-122	110.0 m at 1.55 g/t Au
• 10-KD-123	17.8 m at 1.30 g/t Au

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• 10-KD-126	82.8 m at 1.36 g/t Au
• 10-KD-132	46.2 m at 1.74 g/t Au
• 10-KD-133	135.9 m at 0.67 g/t Au
• 10-KD-135	144.4 m at 0.88 g/t Au
• 10-KD-136	44.2 m at 1.32 g/t Au
• 10-KD-139	92.5 m at 2.74 g/t Au
• 10-KD-140	33.0 m at 1.31 g/t Au
• 10-KD-141	138.3 m at 1.20 g/t Au
• 10-KD-143	50.3 m at 4.42 g/t Au
• 10-KD-144	73.5 m at 0.87 g/t Au

Of particular interest is 10-KD-120, a twin hole of KD-63 drilled by a previous operator. Historic hole KD-63 was reported as 82.2 m grading 1.19 g/t Au with a core recovery of 68%, whereas the twin hole, 10-KD-120, intersected 101.9 m grading 1.81 g/t Au with a core recovery of 85%. The Company expects the improvement in core recovery to have a positive effect on mineral resource estimate updates for the Kirazlı Main Zone.

As shown in Figure 6, recent drilling adjacent and in close proximity to the boundaries of the Kirazlı Main Zone pits presented in the PEA has further delineated and expanded the areas of known mineralization. These zones of mineralization may be convertible to mineral resources and subsequently to mineral reserves with additional drilling.

Relevant assay results and drill hole collar data are presented in tables 5 and 6, respectively. Drill hole collar locations and project areas at Kirazlı are presented in figures 6 and 7, respectively.

Rock Pile Target

Rock Pile is a prospective grassroots exploration target located approximately one kilometre west of the main resource area at Kirazlı, as identified in Figure 7.

Previous operators collected 71 surface rock samples with an average grade of 3.8 g/t Au over an area covering 400 m by 100 m. Within that group, 50 of the samples were associated with silica alteration and returned values above 1 g/t Au. Previous operators also completed an inverse polarization (“IP”) survey that identified zones that may contain favourable host rocks for gold mineralization.

Alamos recently completed a detailed geological mapping program at Rock Pile resulting in the identification of several targets that are to be drill-tested for the first time in the second quarter of 2011.

QA/QC Programs

Ağı Dağı and Kirazlı exploration programs are conducted under the supervision of Dominique Fournier, B.Sc. Geology, PhD. Geology, Registered Professional Geologist, Alamos’ Turkey Exploration Manager. Mr. Fournier is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

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Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 1.0 to 1.5 m. Ağı Dağı samples are sent to Acme Analytical Laboratories in Ankara, Turkey for sample preparation and then to Vancouver, British Columbia, Canada or Santiago, Chile for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t Au. Composites presented in the assay results tables include intervals at >0.2 g/t Au over a 3-m minimum width; no assays are cut unless indicated.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $185 million cash on hand, is debt-free, and unhedged to the price of gold. As of January 31, 2011, Alamos’ has 116,440,006 common shares outstanding (123,304,706 fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Jeremy Link
President and Chief Executive Officer	Director, Investor Relations
(416) 368-9932	(416) 368-9932 x 201

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

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Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

This press release uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of a Mineral Resource is economically or legally mineable.

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Sögütalan
IHLAMUR
DELIDAG
ADVANCED ARGILLIC
SILICA
ARGILLIC
AYITEPE
Kizilelma
FIRE TOWER
TAVSAN
TARGETS
Resource - Reserve
Ore-grade intercept
BABADAG
1 km
Gold in soil 50 ppb
CAMYURT
Ağı Dağı Exploration Targets

Figure 1: Ağı Dağı Target Zone Locations

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Figure 2: Ağı Dağı - Proposed Pits & Drill Hole Locations - Baba Zone

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Figure 3: Ağı Dağı - Proposed Pit & Drill Hole Locations - Delı Zone

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Figure 4: Ağı Dağı - Historical Drill Hole Locations - Çamyurt Zone

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Figure 5: Ağı Dağı - Drill Hole Locations - Çamyurt Zone

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Figure 6: Kirazlı - Drill Hole Locations

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Kirazli
IRI
ROCK
PILE
KIRAZLI
RESOURCE
SILICIC
ADVANCED
ARGILLIC
TARGETS
Resource
-Reserve
Ore-grade
intercept
Grassroots
FEEDER
ZONE
CATALKAYA
ARGILLIC
500m
KALE

Kirazlı Exploration Targets

39

Figure 7: Kirazlı Target Zone Locations

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Table 1: Ağı Dağı, Baba and Delı Zones - Selected Composite Intervals1

Include intervals at >0.2 g/t Au over a 3 metres minimum width, no assay cut (unless indicated)

Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
10-AD-421	Core	156.00	14.10	26.20	12.10	0.71
			55.90	60.40	4.50	0.41
			63.40	68.30	4.90	2.21
			76.40	100.00	23.60	0.89
10-AD-429	Core	121.40	0.00	12.30	12.30	0.32
			19.50	51.80	32.30	0.47
			40.40	46.40	6.00	0.38
10-AD-430	Core	134.90	52.40	69.00	16.60	0.21
			72.00	83.40	11.40	0.86
10-AD-431	Core	135.10	0.00	3.40	3.40	0.38
			7.90	88.50	80.60	0.78
		236.00	81.80	88.30	6.50	0.32
			91.30	103.90	12.60	0.59
10-AD-432	Core		111.50	114.80	3.30	0.31
			135.70	143.10	7.40	0.34
			166.30	170.80	4.50	0.76
10-AD-433	Core	112.80	29.90	54.90	25.00	1.11
10-AD-434	Core	67.30	No composite - Hole re-drilled as 10-AD-434A
10-AD-434A	Core	151.10	21.50	25.00	3.50	0.25
			79.40	99.80	20.40	0.42
10-AD-435	Core	108.60	41.90	46.40	4.50	0.43
		156.90	47.70	54.00	6.30	0.83
10-AD-436	Core		61.50	75.90	14.40	0.65
			80.90	93.70	12.80	0.34
10-AD-437	Core	248.90	19.50	27.00	7.50	0.39
			42.50	52.60	10.10	0.28
			58.60	67.60	9.00	0.42
			75.10	90.10	15.00	0.31
			94.60	102.10	7.50	0.27
			106.60	112.60	6.00	0.22
			120.20	132.10	11.90	0.37
			135.10	140.50	5.40	0.35
			148.00	151.00	3.00	0.47
			170.50	173.50	3.00	0.28
			178.00	189.60	11.60	0.71
			193.40	207.20	13.80	0.36
10-AD-438	Core	224.90	1.50	7.80	6.30	0.37
			81.50	118.70	37.20	0.50
			124.70	127.70	3.00	0.22
			145.90	149.20	3.30	0.31
		132.30	19.70	30.40	10.70	0.26
10-AD-439	Core		37.90	42.40	4.50	0.27
			53.60	59.60	6.00	0.23
			3.60	32.00	28.40	0.48
			38.00	95.90	57.90	0.51
			98.70	105.20	6.50	0.28
10-AD-440	Core	251.00	111.30	117.30	6.00	0.26
			129.30	144.20	14.90	0.26
			154.50	163.60	9.10	0.23
			169.80	173.30	3.50	0.30

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Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
			180.90	201.10	20.20	0.39
			235.40	238.50	3.10	0.72
			247.20	251.00	3.80	0.24
10-AD-441	Core	148.40	40.50	99.00	58.50	0.73
			57.40	64.90	7.50	0.42
			70.90	93.40	22.50	0.36
			99.40	117.00	17.60	0.28
			123.00	143.90	20.90	0.35
10-AD-442	Core	253.70	148.40	179.50	31.00	0.46
			182.50	186.50	4.00	0.51
			191.00	198.50	7.50	0.32
			205.80	218.80	13.00	0.36
			221.90	226.30	4.40	0.33
10-AD-443	Core	123.10	No composite
			0.00	26.70	26.70	0.40
10-AD-444	Core	114.60	36.30	49.90	13.60	0.72
			100.60	109.10	8.50	0.28
10-AD-445	Core	251.60	34.30	43.30	9.00	0.27
			46.30	50.80	4.50	0.28
			75.40	107.30	31.90	0.39
			112.50	135.30	22.80	0.36
			141.30	146.00	4.70	0.25
			157.00	160.00	3.00	0.21
			165.30	170.00	4.70	0.21
			218.30	224.70	6.40	0.23
10-AD-446	Core	192.50	No composite
10-AD-447	Core	233.70	162.40	171.50	9.10	0.21
			182.00	185.00	3.00	0.24
			188.00	192.50	4.50	0.23
			199.60	205.70	6.10	0.29
			12.30	15.60	3.30	1.03
			43.10	49.70	6.60	0.28
			116.50	130.50	14.00	0.38
			150.90	165.00	14.10	0.25
			172.50	175.50	3.00	0.25
10-AD-448	Core	341.30	195.00	198.00	3.00	0.25
			225.50	234.50	9.00	0.45
			239.20	244.10	4.90	0.33
			251.40	254.40	3.00	0.30
			267.40	271.70	4.30	0.27
			301.00	310.00	9.00	0.29

(1)	Due to the exploratory nature of this program and the variable orientations of the high-grade mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	Results in bold represent intervals greater than 20 metres*grams/tonne (20gmt)

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Table 2: Ağı Dağı, Baba and Delı Zones - Drill Hole Collar Data

Drill Hole	Azimuth (degree)	Dip (degree)
10-AD-421	N130°	-60°
10-AD-429	N310°	-60°
10-AD-430	N130°	-60°
10-AD-431	N0°	-90°
10-AD-432	N130°	-60°
10-AD-433	N0°	-90°
10-AD-434	N130°	-60°
10-AD-434A	N130°	-60°
10-AD-435	N130°	-60°
10-AD-436	N125°	-60°
10-AD-437	N0°	-90°
10-AD-438	N310°	-60°
10-AD-439	N130°	-75°
10-AD-440	N80°	-60°
10-AD-441	N130°	-60°
10-AD-442	N310°	-60°
10-AD-443	N130°	-60°
10-AD-444	N180°	-60°
10-AD-445	N0°	-90°
10-AD-446	N0°	-90°
10-AD-447	N270°	-60°
10-AD-448	N130°	-60°

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Table 3: Çamyurt - Selected Composite Intervals1

Include intervals at >0.2 g/t Au over a 3 metres minimum width, no assay cut (unless indicated)

Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
			0.00	5.40	5.40	0.38
10-CYD-06	Core	150.10	46.40	50.90	4.50	0.27
			55.40	67.40	12.00	0.42
10-CYD-07	Core	172.00	0.00	5.10	5.10	0.31
			136.70	141.40	4.70	0.36
		212.00	14.10	24.30	10.20	0.65
10-CYD-08	Core		71.00	108.30	37.30	0.55
			116.80	124.50	7.70	1.56
10-CYD-09	Core	187.80	78.50	137.40	58.90	1.33
			27.20	64.90	37.70	0.50
10-CYD-10	Core	106.10	67.90	78.40	10.50	0.38
			81.40	94.20	12.80	0.63
10-CYD-11	Core	248.20	24.20	182.50	158.30	0.75
			198.60	210.60	12.00	1.75

(1)	Due to the exploratory nature of this program and the variable orientations of the high-grade mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	Results in bold represent intervals greater than 20 metres*grams/tonne (20gmt)

Table 4: Çamyurt - Drill Hole Collar Data

Drill Hole	Azimuth (degree)	Dip (degree)
10-CYD-06	N315°	-60°
10-CYD-07	N315°	-60°
10-CYD-08	N300°	-50°
10-CYD-09	N305°	-50°
10-CYD-10	N315°	-50°
10-CYD-11	N305°	-50°

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Table 5: Kirazlı - Selected Composite Intervals1

Include intervals at >0.2 g/t Au over a 3 metres minimum width, no assay cut (unless indicated)

Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
10-KD-120	Core	143.20	26.10	128.00	101.90	1.81
			135.30	143.20	7.90	1.03
10-KD-121	Core	36.10	9.30	36.10	26.80	3.99
			30.00	62.70	32.70	2.37
			67.20	82.40	15.20	0.33
10-KD-121A	Core	185.00	92.20	97.30	5.10	0.35
			110.50	168.10	57.60	0.88
			171.10	185.00	13.90	0.81
10-KD-122	Core	177.00	8.40	13.70	5.30	0.38
			19.70	28.80	9.10	0.24
			32.40	36.90	4.50	0.28
			67.00	177.00	110.00	1.55
10-KD-123	Core	120.00	0.00	13.70	13.70	0.44
			17.90	35.70	17.80	1.30
10-KD-124	Core	124.00	15.20	20.80	5.60	0.33
			112.80	120.30	7.50	0.30
10-KD-125	Core	138.30	11.30	78.80	67.50	0.58
			99.40	103.40	4.00	0.73
			110.90	119.90	9.00	0.25
			128.50	132.20	3.70	0.87
10-KD-126	Core	102.00	4.10	86.90	82.80	1.36
10-KD-127	Core	150.00	129.50	134.30	4.80	0.34
10-KD-128	Core	150.00	No composite
10-KD-129	Core	170.00	No composite
10-KD-129A	Core	30.00	No composite
10-KD-130	Core	120.00	81.50	84.50	3.00	0.42
			87.50	90.50	3.00	0.36
10-KD-131	Core	146.50	31.80	50.50	18.70	0.41
			53.50	57.80	4.30	0.42
			73.50	79.50	6.00	0.25
			91.50	94.50	3.00	0.22
			129.50	132.50	3.00	0.23
			135.50	139.30	3.80	0.49
10-KD-132	Core	179.00	0.00	25.20	25.20	0.93
			28.20	74.40	46.20	1.74
			104.40	130.00	25.60	0.52
			143.25	159.50	16.25	0.35
			32.50	40.00	7.50	0.33
			47.50	51.70	4.20	0.28
10-KD-133	Core	243.00	60.10	196.00	135.90	0.67
			199.00	217.00	18.00	0.38
			224.50	232.00	7.50	0.28
10-KD-134	Core	120.30	29.30	46.80	17.50	0.26
			54.20	68.60	14.40	0.27
			77.30	98.30	21.00	0.40
			107.30	120.30	13.00	0.36
10-KD-135	Core	184.30	0.00	8.00	8.00	0.42
			11.10	155.50	144.40	0.88

18 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
10-KD-136	Core	184.30	10.50	15.00	4.50	0.22
			18.50	26.00	7.50	0.41
			31.50	37.00	5.50	0.45
			43.00	50.80	7.80	0.41
			53.80	98.00	44.20	1.32
			111.70	122.00	10.30	0.61
			125.00	133.00	8.00	0.62
			139.00	146.50	7.50	0.38
			152.20	155.20	3.00	0.41
			176.20	180.70	4.50	0.31
10-KD-137	Core	200.60	10.30	14.70	4.40	0.24
			22.70	34.60	11.90	0.41
			56.60	135.40	78.80	0.46
			141.40	167.00	25.60	0.39
10-KD-138	Core	125.20	No composite
			56.80	61.00	4.20	0.33
10-KD-139	Core	234.60	92.50	185.00	92.50	2.74
			216.50	234.60	18.10	0.82
10-KD-139A	Core	32.00	No composite
10-KD-140	Core	260.00	46.00	79.00	33.00	1.31
			85.00	121.00	36.00	0.42
			124.00	174.50	50.50	0.41
			201.00	208.50	7.50	0.25
			214.50	250.50	36.00	0.36
			253.50	260.00	6.50	0.41
10-KD-141	Core	245.30	52.40	101.80	49.40	1.30
			106.80	245.30	138.50	1.20
10-KD-142	Core	153.20	6.00	16.00	10.00	0.50
			54.00	115.50	61.50	0.59
			136.5	141.00	4.50	0.40
			144.00	153.20	9.20	0.80
10-KD-143	Core	148.30	43.40	93.70	50.30	4.42
			97.20	107.00	9.80	0.67
			11.80	14.80	3.00	0.45
			18.30	23.50	5.20	0.90
10-KD-144	Core	165.80	42.50	45.50	3.00	0.33
			48.50	122.00	73.50	0.87
			129.50	165.80	36.30	1.48
			94.50	100.50	6.00	0.23
10-KD-145	Core	130.00	103.50	113.50	10.00	0.33
			126.50	130.00	3.50	0.33

(1)	Due to the exploratory nature of this program and the variable orientations of the high-grade mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	Results in bold represent intervals greater than 20 metres*grams/tonne (20gmt)

19 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 6: Kirazlı - Drill Hole Collar Data

Drill Hole	Azimuth (degree)	Dip (degree)
10-KD-120	N90°	-60°
10-KD-121	N0°	-90°
10-KD-121A	N0°	-90°
10-KD-122	N90°	-60°
10-KD-123	N0°	-90°
10-KD-124	N90°	-45°
10-KD-125	N0°	-90°
10-KD-126	N90°	-45°
10-KD-127	N0°	-90°
10-KD-128	N293°	-58°
10-KD-129	N95°	-70°
10-KD-129A	N95°	-70°
10-KD-130	N230°	-60°
10-KD-131	N150°	-60°
10-KD-132	N270°	-60°
10-KD-133	N90°	-60°
10-AD-134	N270°	-70°
10-KD-135	N270°	-76°
10-KD-136	N270°	-60°
10-KD-137	N0°	-90°
10-KD-138	N90°	-65°
10-KD-139	N45°	-60°
10-KD-139A	N45°	-60°
10-KD-140	N0°	-90°
10-KD-141	N90°	-65°
10-KD-142	N0°	-90°
10-KD-143	N270°	-70°
10-KD-144	N270°	-60°
10-KD-145	N90°	-60°

20 | ALAMOS GOLD INC